CERTIFICATE OF AMENDMENT OF
                    CERTIFICATE OF INCORPORATION
                               OF
             NATIONAL CAPITAL MANAGEMENT CORPORATION

       It is hereby certified that:

     1.    The  name  of corporation ("Corporation") is  National
Capital Management Corporation.

      2.    Herbert J. Jaffe is the president of the Corporation.
This Certificate is executed by Herbert J. Jaffe in his capacity as president of the Corporation, and the facts stated in the Certificate are true.

      3. The Certificate of Incorporation of the Corporation is hereby amended by deleting paragraph Fourth of the Certificate of Incorporation and replacing it with the following:

                     "FOURTH. The total number of shares  of
stock which the Corporation shall have authority to issue is 9,666,666 shares, of which 6,666,666 shares shall be Common Stock and 3,000,000 shares shall be Preferred Stock (the "Preferred Stock"). All such shares are of the par value of
 .01.   On  the  effectiveness  of  this  amendment  of   the
Certificate of Incorporation, each outstanding share of Common Stock shall be converted, automatically and without further action on the part of any stockholder, into one-third of one share of Common Stock; provided that on such effectiveness, if any fractional shares result from such conversion, the Corporation shall pay in cash to the respective holders of such fractions the fair value of such fractions."

      4. The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General
Corporation Law of the State of Delaware.

Dated: June 29 , 1995
                                   HERBERT J. JAFFE, PRESIDENT

ATTEST:
                                   LESLIE A. FILLER
                                   ASSISTANT SECRETARY